UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PAETEC Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695459 10 7

(CUSIP Number)

Charles E. Sieving

Executive Vice President and General Counsel

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard J. Parrino

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

(703) 610-6100

September 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 695459 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arunas A. Chesonis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,283,072 shares of Common Stock (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 8,283,072 shares of Common Stock (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,283,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%(2)
14.	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Includes (i) 7,651,261 outstanding shares of Common Stock held directly by the Reporting Person and (ii) 631,811 shares of Common Stock which are subject to options exercisable by the Reporting Person within 60 days of August 31, 2007.

(2)	Based upon a total of 102,071,532 shares of Common Stock outstanding as of August 31, 2007.

Explanatory Statement

This Amendment No. 2 amends and supplements the Schedule 13D originally filed on March 12, 2007 (the “Original Schedule 13D”) and amended by Amendment No. 1 thereto on June 4, 2007 and is being filed on behalf of Arunas A. Chesonis. This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of PAETEC Holding Corp., a Delaware corporation (the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 2 have the meanings given to those terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

(a) through (j). Effective on September 17, 2007, the Issuer, McLeodUSA Incorporated (“McLeodUSA”) and PS Acquisition Corp. (“PS Acquisition”), a wholly-owned subsidiary of the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2007, pursuant to which PS Acquisition will be merged with and into McLeodUSA (the “Merger”), with McLeodUSA surviving the Merger as a direct, wholly-owned subsidiary of the Issuer. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval by the Issuer’s stockholders of the issuance of shares of Common Stock in the Merger pursuant to the Merger Agreement (the “Share Issuance”). The Issuer will seek this approval at a meeting of its stockholders (the “Stockholder Meeting”).

As a condition and inducement to McLeodUSA’s entering into the Merger Agreement, Mr. Chesonis entered into a Voting Agreement, dated as of September 17, 2007 (the “Voting Agreement”), with the Issuer and McLeodUSA, pursuant to which Mr. Chesonis has agreed to cause all Covered Shares (as defined below) that he beneficially owns and that are outstanding as of the record date (the “Record Date”) for the Stockholder Meeting to be voted in person or by proxy at the Stockholder Meeting in favor of the Share Issuance. The Voting Agreement covers all outstanding Common Stock and Common Stock underlying restricted stock units and options that Mr. Chesonis beneficially owns, together with any voting securities of the Issuer that may be issued or exchanged with respect to such securities upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the Issuer’s securities or any other change in its capital structure (collectively, the “Covered Shares”). The Voting Agreement further provides that, if requested by McLeodUSA, Mr. Chesonis will grant a proxy to persons designated by McLeodUSA, with full power of substitution and resubstitution, to vote the outstanding Covered Shares in favor of the Share Issuance. Mr. Chesonis also has agreed that he will not sell or otherwise transfer any of his Covered Shares or any economic, voting or other direct or indirect interest in the Covered Shares, except that he is permitted to sell or otherwise transfer up to 3,000,000 Covered Shares in the aggregate while the Voting Agreement remains in effect.

The Voting Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the consummation of the Merger, the outside date for consummating the Merger, or the agreement of the parties to the Voting Agreement to terminate the Voting Agreement.

Except as set forth in this Item 4, Mr. Chesonis has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits hereto and incorporated herein by reference, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described in Item 4, pursuant to the Voting Agreement Mr. Chesonis has agreed to cause all outstanding Covered Shares that he beneficially owns as of the Record Date to be voted in person or by proxy at the Stockholder Meeting in favor of the Share Issuance. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
1	Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp., McLeodUSA Incorporated and PS Acquisition Corp. (Filed as Exhibit 2.1 to PAETEC Holding Corp.’s Current Report on Form 8-K, filed on September 17, 2007, and incorporated herein by reference).

2	Voting Agreement, dated as of September 17, 2007, by and among PAETEC Holding Corp., McLeodUSA Incorporated and Arunas A. Chesonis. Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated: September 20, 2007

/s/ Arunas A. Chesonis
Name:	Arunas A. Chesonis